FORM 6-K

02037332

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Furnished Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of April 2002

SPORTECH Plc

249 West George Street, Glasgow, Scotland, G2 4RB

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ......X......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes .... No ......X.........

LONDON:166391.2

18 April 2002

Statement from Sportech plc

Sportech plc announces that all resolutions were duly passed at today's Annual General Meeting.

- ends -

For further information please contact:

Suzanne Judge
Sportech
Tel: 0151 288 3059

Jonathon Brill/Charles Reynolds
Bell Pottinger Financial
Tel: 0207 861 3232

Notes to Editors:

Sportech PLC:

* Sportech plc is the UK's leading home gaming company, providing a variety of betting and gaming opportunities to customers through its wholly owned Littlewoods Leisure business. Sportech is developing the Littlewoods Leisure business, utilising new channels of distribution to bring more games to more players in the home, capitalising on the strength of the Littlewoods brand, namely its association with the values of trust and integrity.

10 April 2002

Sportech Plc awarded States of Alderney Online Gaming Licence

Sportech the UK's leading home gaming company, announces that it has been named by the States of Alderney authorities as one of the successful applicants for the island's three interactive gaming licences awarded today.

Sportech aims to be the pre-eminent supplier of betting and gaming products to the home, via its wholly owned betting and gaming business, Littlewoods Leisure.

Today's announcement follows the award last year of a separate gaming licence by the Isle of Man. Sportech continues to work with the Isle of Man on the launch of Littlewoods branded online casino "Littlewoodscasino.com".

Colin McGill, Managing Director, Sportech said:
"We are delighted to have been granted this gaming licence. Our strategy is to develop new channels of distribution and deliver innovative products to our customers. In pursuing this strategy we anticipate that opportunities will present themselves for us to utilise both licenses going forward."

- ends -

For further information please contact:

Suzanne Judge
Sportech
Tel: 0151 288 3059

Jonathon Brill/Charles Reynolds
Bell Pottinger Financial
Tel: 0207 861 3232

Notes to Editors:

Sportech PLC:

* Sportech plc is the UK's leading home gaming company, providing a variety of betting and gaming opportunities to customers through its wholly owned Littlewoods Leisure business. Sportech is developing the Littlewoods Leisure business, utilising new channels of distribution to bring more games to more players in the home, capitalising on the strength of the Littlewoods brand, namely its association with the values of trust and integrity.

* Littlewoods Leisure is one of UK's oldest established gaming companies, providing football pools, sports betting and lotteries. Founded in 1923 as Littlewoods Pools, the company has a regular playing customer base covering 1.5 million households.

* Littlewoods Leisure's multi-product offering across Pools, online and telephone sports betting and soft gaming (lotteries, scratchcards) is complemented by its multi-channel distribution network including mail, telephone, the Internet, 10,000 retail stores and 22,000 door-to-door collectors.

22 April 2002

LITTLEWOODS POOLS AND LITTLEWOODS LOTTERIES NOW PLAYING ON BLUE SQUARE

Blue Square, the UK's largest interactive bookmaker, has reached an agreement with Sportech plc, owner of Littlewoods Leisure, to offer customers the opportunity to play the famous Littlewoods Football Pools. Blue Square will also be offering its 240,000 registered customers the chance to play PrizeBuster, Littlewoods' unique game based on the National Lottery draw.

Via the Blue Square website (www.bluesq.com) players will be able to use their skill and judgement to compete in the full range of Pools games, including playing for the £2 million top prize. PrizeBuster players will play to match 3 or 4 numbers drawn in the National Lottery, with a chance to win up to £19,800, the highest amount ever won on this type of game. This is the first time that Sportech has agreed to make Littlewoods Pools and PrizeBuster available through another on-line gaming operator. Both products will be available through Blue Square from early May 2002.

Colin McGill, Managing Director, Sportech plc, said:

"We are delivering on our business strategy of maximising our brand value and developing new and innovative channels to market. We hope that by allowing Blue Square to offer these games in association with Littlewoods Leisure we will further add to Blue Square's customers' betting and gaming pleasure."

Martin Belsham, Blue Square Chief Executive, commented:

"The pools get fully covered on both the BBC and ITV and so the width of the audience is clear. By offering our punters the pools facility we add another string to our bow as well as helping to increase the total prize funds available to both Littlewoods and Blue Square players."

Enquiries:
Blue Square - Ed Pownall, Press Office
020 7984 4939

Sportech - Suzanne Judge, Corporate Communications
0151 288 3059

Bell Pottinger Financial
Jonathon Brill / Charles Reynolds
020 7861 3232

Notes to Editors:

Sportech PLC:

* Sportech plc is the UK's leading home gaming company, providing a variety of betting and gaming opportunities to customers through its wholly owned Littlewoods Leisure business. Sportech is developing the Littlewoods Leisure business, utilising new channels of distribution to bring more games to more players in the home, capitalising on the strength of the Littlewoods brand, namely its association with the values of trust and integrity.

* Littlewoods Leisure is one of UK's oldest established gaming companies, providing football pools, sports betting and lotteries. Founded in 1923 as Littlewoods Pools, the company has a regular playing customer base covering 1.5 million households.

* Littlewoods Leisure's multi-product offering across Pools, online and telephone sports betting and soft gaming (lotteries, scratchcards) is complemented by its multi-channel distribution network including mail, telephone, the Internet, 10,000 retail stores and 22,000 door-to-door collectors.

* Littlewoods Leisure have had a long established relationship with football in the UK, not only through their organisation of the largest and longest running football pools competition but also through being the first sponsorship of the FA Cup between 1994 and 1999.

* PrizeBuster is the UK's first internet lottery, it is available through Littlewoods Leisure's website betdirect.net. The game involves customers matching either 3 or 4 numbers between 1 and 49, based on the National Lottery Draw, the average prize money for 3 numbers is £550 rising to £6,900 for 4 numbers. With £19,800 being the highest amount ever won on this type of game.

* Littlewoods Bet Direct, the telephone and on line betting arm of Littlewoods Leisure, has been one of the fastest growing sports betting services in the UK and now has over 227,000 registered account holders. Bet Direct offers a full range of fixed odds betting and prides itself on delivering innovative betting incentives for its customers through daily "Best Bets".

Company No. SC069140

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ORDINARY AND SPECIAL RESOLUTIONS

of

SPORTECH PLC

Passed on 18 April 2002

At an annual general meeting of the Company duly convened and held at Tilney Investment Management, Royal Liver Buildings, Pier Head, Liverpool L3 1NY on 18 April 2002 At 11.00 am the following resolutions were duly passed, in the case of resolution 5 as an ordinary resolution, and in the case of resolutions 6 and 7 as special resolutions:

Resolution 5:

"**THAT** the Directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the '**Act**') to exercise all powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to a maximum nominal amount of £9,646,300 at any time during the period of five years from the date on which this resolution is passed, provided that the Company may before the expiry of this authority make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement notwithstanding the expiry of this authority (**Resolution 5**)."

Resolution 6:

"THAT

(a) the amount standing to the credit of the share premium account of the Company be and the same is hereby reduced by the sum of £47,118,761; and

(b) the share capital of the Company be reduced by cancelling and extinguishing each and every Deferred Share of 5 pence each; and

(c) the Directors of the Company be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company as they consider necessary or expedient to implement the Share Capital Reduction and the Share Premium Cancellation (as defined in the circular to Sportech plc shareholders dated 14 March 2002 (the '**Circular**')) on the terms set out in the Circular, subject to such non-material modifications as the Directors of the Company may in their absolute discretion determine; and

(d) upon the reduction of share capital and share premium account taking effect the Articles of Association of the Company be amended by the substitution of the following Article 4 for the existing Article 4:

"At the date of the adoption of this Article the authorised share capital of the Company is £39,250,000 divided into 785,000,000 Ordinary Shares of 5 pence each." and Article 14 ('Deferred Shares') of the Company's Articles of Association shall be deleted in its entirety (**Resolution 6**)."

Resolution 7:

"THAT the Directors of the Company be and are hereby empowered to allot equity securities (as defined in Section 94 of the Act) in pursuance of the general authority conferred on them for the purposes of Section 80 of the Act and by Resolution 5 above, as if Section 89(1) of the Act did not apply to such allotment provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer by way of rights or other offer on a pre-emptive basis to holders of equity securities in proportion (as nearly as may be) to their respective holdings of Ordinary Shares or, in the case of holders of other equity securities, in accordance with their respective entitlements to receive such an offer, subject to such exclusions or other arrangements as the Directors of the Company may consider necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

(b) the allotment (other than pursuant to sub-paragraph (a) above) of equity securities up to the aggregate nominal amount of £1,480,185 representing 5 per cent in nominal amount of the current issued Ordinary Share capital of the Company; and

such power shall expire on the date of the annual general meeting of the Company to be held in 2003 or, if sooner, 15 months from the date that this resolution is passed but so that the Company may before such expiry make an offer or agreement which would or may require equity securities to be allotted after such expiry and the Directors of the Company may allot equity securities in pursuance of such offer or agreement as if this power had not expired (**Resolution 7**)."

.... Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPORTECH Plc

Date: [8 MAY], 2002

Robert Haggis
Company Secretary

LONDON:166391.2

CONTENTS OF REPORT

Document

1. Statement from Sportech plc that shareholders in UK have passed all resolutions including share premium account restructure to enable Board to favorably reappraise position for declaration of future dividends.
2. Sportech plc awarded Alderney on line gaming license.
3. Littlewoods Pools now playing on Blue square interactive distribution channel in UK
4.
5.